EXHIBIT 99.1

HEXO’s dried flower and award-winning Elixir spray now available in Alberta

GATINEAU, Quebec, July 22, 2019 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO” or the “Company”) (TSX: HEXO; NYSE: HEXO) cannabis products are now available to Alberta consumers for the first time after finalizing an agreement between HEXO and Alberta Gaming, Liquor and Cannabis (AGLC).

The agreement provides AGLC with HEXO’s nine dried flower products and award-winning Elixir oral sprays, making them available on the Alberta Cannabis online store and to all of the nearly 200 private retail stores in the province.

“This agreement marks the latest achievement in the development of HEXO’s presence in Western Canada and our goal to be top two in market-share in the country,” said HEXO Corp CEO and co-founder, Sebastien St-Louis. “Alberta represents one of the largest cannabis markets in Canada and we are thrilled to see our products are available to Albertans across the province.”

With HEXO and Up Cannabis brands, HEXO products are available in nine provinces, expanding the Company’s footprint in Canada and providing more choice for consumers.

About HEXO Corp
HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. Through its hub and spoke business strategy, HEXO Corp is partnering with Fortune 500 companies, bringing its brand value, cannabinoid isolation technology, licensed infrastructure and regulatory expertise to established companies, leveraging their distribution networks and capacity. As one of the largest licensed cannabis companies in Canada, HEXO Corp operates with 2.4 million sq. ft of facilities in Ontario and Quebec. The Company is also expanding internationally and has a foothold in Greece to establish a Eurozone processing, production and distribution centre. The Company serves the Canadian adult-use markets under its HEXO Cannabis and Up Cannabis brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward-Looking Statements
This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. A more complete discussion of the risks and uncertainties facing the Company appears in the Company’s Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:
Jennifer Smith
1-866-438-8429
invest@HEXO.com
www.hexocorp.com

Media Relations:
Caroline Milliard
(819) 317-0526
media@hexo.com

Director
Adam Miron
819-639-5498